Exhibit 99.77C

Shareholder Vote


The Board of Directors held a special meeting of the shareholders of the Funds on January 19, 2010 for the purpose of approving a new Investment Advisory Agreement with Hillcrest Wells Advisors, LLC, to elect a new Board of Directors and to approve changes to PFW Water Funds fundamental investment restrictions.

With respect to approval of the Investment Advisory Agreement the following votes were cast:

For Approval:  1,350,099
Against Approval:  14,664
Abstained:  11,443

With respect to the election of a new Board of Directors the following votes were cast:

 For Approval: 1,547,759
 Against Approval:  0
 Withheld:  14,353

With respect to the approval of changes to the fundamental investment restrictions of the PFW Water Fund the following votes were cast:

For Approval: 401,645
Against Approval: 14,567
Abstained:  14,279